

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2014

Via E-mail
H. Michael Krimbill
Chief Executive Officer
NGL Energy Partners LP
NGL Energy Finance Corp.
6120 South Yale Avenue, Suite 805
Tulsa, Oklahoma 74136

> **Re: NGL Energy Partners LP**
> **NGL Energy Finance Corp.**
> **Registration Statement on Form S-4**
> **Filed July 10, 2014**
> **File No. 333-197341**

Dear Mr. Krimbill:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Pages

1.   As written, the cover page of each prospectus suggests that you are registering an offering of the old notes. Please revise the disclosure at the top of the page and in the bullet points to clarify that you are offering to exchange new notes for outstanding old notes.

Exhibit 5.1

2.   Please obtain and file as (an) exhibit(s) a revised opinion of counsel or new opinions which give effect to each of the following comments.

3. The opinion must identify by name the referenced "Guarantors" and should indicate the jurisdiction where each is incorporated or formed.

4. Counsel's opinion expressly excludes the laws of New York, Texas, and Delaware. However, certain co-registrant guarantors are incorporated in the States of Colorado, Oklahoma, and Wyoming, as well as the province of Alberta, Canada. For each guarantee, counsel must provide an opinion that such guarantees are the guarantor's binding obligations. See Item 601(b)(5)(i) of Regulation S-K. Also see the guidance contained in Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF), which is available at www.sec.gov/interps/legal/ cfslb19.htm. Please ensure that you provide a legal opinion covering all relevant jurisdictions.

5. In the last sentence of the first paragraph on page 2 of the opinion, counsel includes a number of assumptions relating to "all parties thereto other than the Issuers." Such assumption does not appear to be appropriate in that it would encompass the co-registrant guarantors. Please obtain and file a revised opinion that does not include such assumptions with respect to the co-registrant guarantors.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

           Sincerely,

           /s/ Ethan Horowitz *for*

           H. Roger Schwall
           Assistant Director

cc: Josh Korff